UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Howard Hughes Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44267D107
(CUSIP Number)
January 13, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	5	SOLE VOTING POWER

NUMBER OF		4,922,266

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,630,758

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,922,266

WITH:	8	SHARED DISPOSITIVE POWER

		1,630,758

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,553,024

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,630,758

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,630,758

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,630,758

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	44267D107

Item 1(a)	Name of Issuer:
The Howard Hughes Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
110 North Wacker Drive, Chicago, Illinois 60606

Item 2(a)	Name of Person Filing:
This statement is filed by:
(i) General Trust Company
(ii) M.B. Capital Partners III
(iii) M.B. Capital Units L.L.C.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
For each of the Reporting Persons:
300 North Dakota Avenue, Suite 202
Sioux Falls, South Dakota 57104

Item 2(c)	Citizenship:
For each of the Reporting Persons:
(i) General Trust Company is a South Dakota trust company.
(ii) M.B. Capital Partners III is a South Dakota general partnership.
(iii) M.B. Capital Units L.L.C. is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:
44267D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.	44267D107
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
General Trust Company
(a)	Amount beneficially owned: As of January 13, 2011, General Trust Company may be deemed to beneficially own 6,553,024 shares of Common Stock of The Howard Hughes Corporation (the “Issuer”).

(b)	Percent of class: 17.4%. The percentage is based on 37,713,826 shares of Common Stock outstanding as of November 16, 2010 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 16, 2010.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,922,266.

(ii)	Shared power to vote or to direct the vote: 1,630,758.

(iii)	Sole power to dispose or direct the disposition of: 4,922,266.

(iv)	Shared power to dispose or to direct the disposition of: 1,630,758.
M.B. Capital Partners III
(a)	Amount beneficially owned: As of January 13, 2011, M.B. Capital Partners III may be deemed to beneficially own 1,630,758 shares of Common Stock of the Issuer. On such date, M.B. Capital Partners III made a pro rata distribution of 4,000,002 shares of Common Stock of the Issuer to its partners, all of whom are trusts with General Trust Company acting as trustee.

CUSIP No.	44267D107
(b)	Percent of class: 4.3%. The percentage is based on 37,713,826 shares of Common Stock outstanding as of November 16, 2010 as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 16, 2010.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,630,758.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,630,758.
M.B. Capital Units L.L.C.
(a)	Amount beneficially owned: As of January 13, 2011, M.B. Capital Units L.L.C. does not beneficially own any shares of Common Stock of the Issuer. On such date, M.B. Capital Units L.L.C. distributed 4,503,393 shares of Common Stock of the Issuer, which was its entire ownership interest in the Issuer, to its parent, M.B. Capital Partners III.

(b)	Percent of class: 0%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5.	Ownership of Five Percent or Less of a Class

☑ Applicable only to M.B. Capital Partners III and M.B. Capital Units L.L.C. See Item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

See Exhibit A.

CUSIP No.	44267D107
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	44267D107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 14, 2011

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL PARTNERS III
By: MBA Trust, a partner
By:  General Trust Company, not individually but
solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL UNITS L.LC.
By: M.B. Capital Partners III, as sole member
By: MBA Trust, a partner
By: General Trust Company, not
individually but solely as Trustee

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

Exhibit A
to Schedule 13G
Amendment No. 1
Item 8. Group Members
General Trust Company
M.B. Capital Partners III
M.B. Capital Units L.L.C.
Item 9. Dissolution of Group.
As of January 13, 2010, the group was dissolved. All further filings with respect to transactions in the Common Stock of the Issuer will be filed, if required, by General Trust Company, in its individual capacity.